Exhibit 1

Media Release

28 November 2007

Westpac Shareholder Offer closes early for BT Investment Management Limited IPO

Westpac today announced that due to the strong flow of Applications for the initial public offer of shares in BT Investment Management Limited (“BTIM IPO”), it has exercised its right to close the Westpac Shareholder Offer ahead of the previously announced indicative offer closing date of Monday, 3 December 2007.

“The Offer has received strong support from Westpac shareholders who are interested in gaining exposure to Australia’s fast growing funds management industry via investment in a quality business with an experienced and focused investment team,” said BT Investment Management Limited Chairman Mr Brian Scullin.

The Westpac Shareholder Offer has been closed with effect from 11.59pm (Sydney time) on Wednesday 28 November (“Revised Closing Date”).

Valid Applications that have been received by the Share Registry prior to this time will be processed and will be eligible to receive an allocation of Shares, (subject to the terms of the Prospectus, including any scaleback policy that may apply).

Online Applications that have been made prior to the Revised Closing Date will be accepted as late Applications (subject to the terms of the Prospectus) if the corresponding BPAY® payment is received by BTIM no later than 5.00pm (Sydney time) on Monday 3 December. If Application Monies are not received before this time, the Application will be rejected and will not be eligible to receive an allocation of Shares. Any BPAY® payments received after this time will be refunded to the Applicant following allotment of the Shares.

Hard copy Applications received by the Share Registry after the Revised Closing Date will be accepted as late Applications (subject to the terms of the Prospectus) if they are postmarked with a date no later than Wednesday 28 November 2007 and are received by the Share Registry no later than 5.00pm (Sydney time) on Monday 3 December 2007. If an Application is received after this time, the Application will be rejected and will not be eligible to receive an allocation of Shares. Any Application Monies received after this time will be refunded to the Applicant following allotment of the Shares.

Institutional Offer and Bookbuild

The announcement of the early close of the Westpac Shareholder Offer will not impact the timing of the Bookbuild under the Institutional Offer.

As outlined in the Prospectus, the date for the Bookbuild under the Institutional Offer is Thursday, 6 December 2007. BTIM expects to announce the Final Price on or about Friday 7 December 2007 and the allocation policy for all Applicants on or about Monday 10 December 2007. Trading of BTIM shares on the ASX is expected to commence on a conditional and deferred settlement basis on Monday 10 December 2007.

For further information:

Any enquiries in relation to Applications can be made by calling the BTIM Offer Information Line on 1300 792 077 (Australia) or 0800 767 556 (New Zealand).

Media queries:

Kylie Smith	David Lording
Media Relations	Media Relations
BT Financial Group	Westpac Banking Corporation
Ph: 02 8253 6195	Ph: 02 8253 3510